4-1-02

02027448

File No. 1-12858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PROCESSED
MAY 06 2002
THOMSON
FINANCIAL

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2002

PEPSI-GEMEX, S.A. DE C.V.
(Exact name of registrant as specified in its charter)

Avenida Acoxpa No. 69
Col. San Lorenzo Huipulco
Delegación Tlalpan
14370 México, D.F.
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Exhibit Index on Page 4

456186

I

Pepsi-Gemex, S.A. de C.V. (the "Company") has filed with the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*; the "CNBV") a quarterly financial report, which report is in Spanish and is publicly available at the CNBV or, upon written request, from the Company. Certain of the financial information contained in the CNBV filing is summarized in the exhibit attached to this Form 6-K.

II

In addition, the following document is furnished in accordance with the requirements of Form 6-K.

The press release of the Company, dated February 27, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 26, 2002

Pepsi-Gemex, S.A. de C.V.

By: /s/ Luis Alejandro Bustos Olivares
Luis Alejandro Bustos Olivares
Authorized Signatory

Exhibit Index

Exhibit No.	Description	Page
1.	Press release, dated February 27, 2002, of the Company reporting financial performance and activities for the fourth quarter of fiscal year 2001.	5

Press Release

PEPSI-GEMEX

Contact: Irma Montemayor
Pepsi-Gemex, S.A. de C.V.
Phone: (525) 627-8610
Fax: (525) 627-8613
e-mail: imontemayor@pepsigemex.com.mx

Acoxpa 69
Col. San Lorenzo Huipulco
14370 Mexico, D.F.
Phone: 627-8600

PEPSI-GEMEX ANNOUNCES A 14.5% INCREASE IN FULL YEAR 2001 NET REVENUES, A 14.7% INCREASE IN GROSS PROFIT, AN 8.5% INCREASE IN OPERATING PROFIT AND A 11.7% INCREASE IN EBITDA.

NET INCOME REACHED Ps.641 MILLION OR US$0.80 PER GDS FOR 2001

ANNOUNCES AN 7.4% INCREASE IN JUG WATER VOLUME AND 12.3% INCREASE IN UNIT CASE VOLUME FOR THE TWELVE MONTHS OF 2001

February 27, 2002 (Mexico City, Mexico)—Pepsi-Gemex, S.A. de C.V., (NYSE:GEM), the second largest Pepsi bottler outside the United States and sole anchor bottler for Pepsi-Cola in Mexico, today reported its financial results for the fourth quarter and twelve months of 2001.

"2001 was a year in which the needed steps for further strengthening of Pepsi-Gemex were taken.," said Mr. Enrique C. Molina S., Chairman of the Board of Pepsi-Gemex. "It was a year that most definitely solidifies the fundamentals for our Company to preserve its leading position in the beverages market in Mexico."

FOURTH QUARTER VOLUMES

Soft drink and purified water (PET presentations) unit sales volume for the fourth quarter of 2001 increased 5.0%, reaching 96.5 million unit cases. Soft drink sales volume increased 4.8% during the fourth quarter and PET presentations of purified water sales volume increased 7.2% during the same period. The non-returnable portion of the soft drink and purified water mix represented 90% during the fourth quarter of the year.

TWELVE MONTH PERIOD VOLUMES

Soft drink and purified water (PET presentations) unit sales volume for 2001 increased 12.3%, reaching 375.0 million unit cases. Soft drink sales volume increased 11.4% during 2001 and PET presentations of purified water sales volume increased 23.4% during the same period.

The Company sold 95.3 million five-gallon jugs of Electropura purified water during 2001, a 7.4% increase in volume over the comparable previous year period.

During 2001, Pepsi-Gemex completed the integration of EMVASA. Pepsi-Gemex continued to execute its aggressive asset optimization program, including production rationalization through the closing of the Campeche plant. The Company achieved substantial distribution efficiency through the closure of almost one fourth of its distribution centers, and through reduction of total headcount. The Company also continued its progress in implementing marketing and merchandising programs.

All data in the financial statements has been restated in constant Mexican pesos (Ps.) in purchasing power as of December 31, 2001.

FOURTH QUARTER FINANCIALS

Total revenues for the quarter increased 4.5%, to Ps.2,763 million, which include approximately Ps.303 million of Electropura five-gallon jug revenues.

Gross profit was Ps.1,572 million. Gross margin as a percentage of total revenues reached 56.9%.

Operating profit was Ps.234 million. Operating profit as a percentage of total revenues was 8.5% during the fourth quarter 2001.

EBITDA increased Ps.79 million reaching Ps.380 million for the fourth quarter and EBITDA as a percentage of total revenues was 13.8%.

Other expenses for the quarter reached Ps.222 million, which include severance payments and write-offs of obsolete assets for Ps.198 million and goodwill amortization for Ps.24 million.

Integral cost of financing was an income of Ps.159 million for the quarter. Foreign exchange gain was Ps.184 million due to a revaluation of the peso, which had an exchange rate at the end of December of Ps.9.16 pesos per dollar, compared to Ps.9.5175 pesos per dollar at the end of September. The fourth quarter inflation rate resulted in a monetary gain of Ps.45 million. For the fourth quarter, interest paid was Ps.72 million and interest earned was Ps.2 million.

Net Income after tax increased Ps.108 million reaching Ps.216 million.

TWELVE MONTHS FINANCIALS

Total revenues for the twelve months of 2001 increased 14.5%, to Ps.11,058 million, which include approximately Ps.1,324 million of Electropura five-gallon jug revenues.

Gross profit increased Ps.794 million or 14.7% to Ps.6,198 million when compared to the twelve months of 2000. Gross margin as a percentage of total revenues reached 56.0%.

Operating profit increased 8.5%, reaching Ps.1,134 million. Operating profit as a percentage of total revenues was 10.3% during 2001.

EBITDA increased 11.7% to Ps.1,692 million for 2001 and EBITDA as a percentage of total revenues was 15.3%.

Other expenses of Ps.330 million include Ps.100 million of goodwill, Ps.178 million of expenses related to write-offs of obsolete assets and Ps.52 million of severance payments which are non-recurrent charges resulting from the headcount reduction program implemented during 2001.

Integral cost of financing was an income of Ps.23 million for the year 2001. Foreign exchange gain was Ps.208 million due to a revaluation of the peso, which had an exchange rate at the end of December of Ps.9.16 pesos per dollar, compared to Ps.9.65 pesos per dollar at the end of December 2000. The 4.4% inflation rate for 2001 resulted in a monetary gain of Ps.180 million. For the twelve months of 2001, interest paid was Ps.386 million and interest earned was Ps.22 million.

Total outstanding debt at the end of December 2001 was reduced to US$363 million, equivalent to Ps.3,323 million. Cash and cash equivalents was Ps.99 million.

Net Income after tax increased Ps.125 million reaching Ps.641 million or US$0.80 per GDS for the twelve months of 2001.

During 2001, Pepsi-Gemex made capital expenditures of approximately US$62 million in several categories.

Pepsi-Gemex's current operations encompass the Mexico City metropolitan area, and portions of the adjacent states of Mexico, Hidalgo, Queretaro and Guanajuato, the southwestern states of Guerrero and Morelos, the southeastern states of Campeche, Yucatan and Quintana Roo, the central states of

Aguascalientes, Zacatecas, Durango and San Luis Potosí, and the Northeastern states of Nuevo León, Coahuila, Tamaulipas and portions of the states of Chihuahua and Veracruz.

Pepsi-Gemex is one of Mexico's largest soft drink producers. The Company produces Pepsi, Mirinda, KAS, Seven-Up, Manzanita Sol, Power Punch, Garci Crespo and San Lorenzo mineral waters and Squirt. The Company also offers Seagram products to its customers and owns Mexico's largest purified water company, Electropura. Pepsi-Gemex shares trade on the Mexican Stock Exchange and the New York Stock Exchange.

This release may contain forward-looking statements. Such forward-looking statements, which reflect the Company's current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause the Company's actual results to be materially different from planned or expected results. Those risks and uncertainties include but are not limited to: competition, consumer demand, seasonality, economic conditions and government activity. Investors should take such risks into account when making investment decisions.

# # #

For more information, contact:

In Mexico:	Irma Montemayor Pepsi-Gemex, S.A. de C.V. 011-525-627-8610 E-mail: imontemayor@pepsigemex.com.mx
Outside Mexico:	Jonathan Wolfe The Abernathy MacGregor Group 212-371-5999 E-mail: jcw@abmac.com

To offer you the opportunity to discuss 2001 results with Pepsi-Gemex's senior management, you are invited to participate in a teleconference on Friday, March 1st, 2002, at 1:00 PM (Eastern Daylight Time). To register for the teleconference please dial directly in the U.S. 1-800-600-7715 or outside the U.S. call 212-346-6406. A replay of the call will be made available from March 1 at 3:00 PM (Eastern Daylight Time) until March 15 at 3:00 PM (Eastern Daylight Time). Dial toll-free in the United States at 1-800-633-8284 or outside the U.S. call 1-858-812-6440 (reservation number for the replay is 20346645).

PEPSI-GEMEX, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME
IN MILLIONS OF CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2001
(9.16 Pesos=US$1.00)

	3 Months Ended December 31, 2000	%	3 Months Ended December 31, 2001	%	12 Months Ended (1) December 31, 2000	%	12 Months Ended December 31, 2001	%
Total Volume (MM's 8oz. cases)	91.9		96.5		334.1		375.0	
Soft Drinks (MM's 8oz. cases)	86.4		90.6		311.5		347.1	
Bottled Water (MM's 8oz. cases)	5.5		6.0		22.6		27.9	
Water Jug (MM's 19 Lts jugs)	21.1		21.9		88.7		95.3	
Total Revenues	2,643	100.0	2,763	100.0	9,661	100.0	11,058	100.0
Cost of Sales	1,069	40.4	1,191	43.1	4,257	44.1	4,860	44.0
Gross Profit	1,574	59.6	1,572	56.9	5,404	55.9	6,198	56.0
Operating Expenses	1,273	48.2	1,192	43.1	3,889	40.3	4,506	40.7
EBITDA	301	11.4	380	13.8	1,515	15.7	1,692	15.3
Depreciation & Amortization	35	1.3	146	5.3	470	4.9	558	5.0
Operating Income	266	10.1	234	8.5	1,045	10.8	1,134	10.3
Other Expenses	605	22.9	222	8.0	605	6.3	330	3.0
Integral Cost of Financing	-38	-1.4	-159	-5.8	33	0.3	-23	-0.2
Net interest expense	125	4.7	70	2.5	383	4.0	365	3.3
Foreign exchange loss (gain)	89	3.4	-184	-6.7	65	0.7	-208	-1.9
Monetary position gain	-252	-9.5	-45	-1.6	-415	-4.3	-180	-1.6
Income before tax	-301	-11.4	171	6.2	407	4.2	827	7.5
Deferred tax	-388	-14.7	1	0.0	-259	-2.7	108	1.0
Tax	35	1.3	-46	-1.7	150	1.6	78	0.7
Net income before minority interest	52	2.0	216	7.8	516	5.3	641	5.8
Minority Interest*	-56	-2.1	0	0.0	0	0.0	0	0.0
Net Income	108	4.1	216	7.8	516	5.3	641	5.8
Net Income (US$)	12		24		56		70	

(1) Includes results for EMVASA since September through December 2000.
* Minority interest at the end of Dec 2000 was eliminated by the completion of share transaction of NBG and Empecsa